TO OUR SHAREHOLDERS
The financial results of 1998 were extremely disappointing.
Although new product sales have increased during 1998 they did not increase as fast as our older and obsolete product sales declined during the year.
Our margins on our new products have been good but their sales have not reached the level where they can support the fixed expenses that are required to operate a public company.
There were three significant events that were completed or started in 1998, which we expect will materially improve our performance in 1999 and beyond.

First, we completed the design and configuration of our extreme environment UPS, specifically designed for the backup of the new LED traffic signals. These UPSs must operate in the typical traffic control cabinets that you see at most intersections with traffic signals. These cabinets can vary from a high temperature of 165oF in the summer to a low of 40of below zero in the winter. These units have been well received but because they are dependent on municipalities that have complicated budget restraints, this market has developed much slower than we originally contemplated. It is expected it will increase in 1999, but will not reach its potential until 2000.
We have, however, found that there is a significant market for extreme temperature UPS products in other markets, such as military and communications, and expect these markets to contribute to 1999 sales.

Second, we entered into negotiation on a branded product agreement with a European UPS manufacturer to supply us UPS products in the 3K to 10K range. These products fill a market area in which we have been successful in the past and fit well as a companion to be marketed with our new Digital Line.
These products will substantially contribute to our sales in the first quarter of 1999 and are expected to be a significant part of our business for the balance of the year and on into the year 2000 and beyond.

Third, we finally received FDA clearance to sell our Model M-1145 as a back up to life-support medical equipment. We were proud to receive this clearance as it is an affirmation of the quality and reliability of the UPS's Clary manufactures and distributes. Also, there are over 80,000 medical devices in use that can benefit by using this model. Because of special manufacturing requirements required for medical equipments, this model will not be available for sale until late in the 2nd quarter of this year.

Because of the progress we have made in 1998 we started 1999 with a backlog of $1,509,000, as compared with a starting backlog of $232,667 in 1998.

All of us at Clary will be working hard to make 1999 a much better year.

Sincerely,


John G. Clary
Chairman and Chief Executive Officer

CONTINUOUS POWER SYSTEMS
------------------------
In December, 1998, Clary Corporation received FDA 510(k) clearance for its M1145 uninterruptible power system for hospital ventilators. Clary continues to be the only UPS company in the world to get FDA clearance to market UPSs as a backup for critical life support devices. Clary will begin the marketing of these systems in the second quarter of 1999.

In 1998, Clary Corporation began the CT Series product establishing us as the first UPS manufacturer to use a "build-to-order" approach much like Dell and Gateway computer companies. This program has been a hit with dealers and systems integrators.

Clary's new GT Series of UPSs automatically reconfigure themselves to local power anywhere in the world. In 1999, Clary will ship these systems to United States embassies all over the world to support small package x-ray security systems. Clary Corporation has a new agreement with IMV, a European based international power systems company, to market the GT Series worldwide.

In January 1998, Clary's new Transportation Products Group installed its first Traffic UPS products in El Cajon, CA. Since then, we have seen four states approve the units with over three dozen municipal and county agencies becoming customers. Major customers include San Diego, San Jose, Philadelphia and the State of Colorado. In 1999, Clary will introduce a second product for this market. With many of the largest cities in the nation concerned about the impact of Y2K on their infrastructure, a number of major products are on tap for 1999.

Clary continues to sell a growing number of systems to the US Military. In 1998, Clary UPSs were approved for use in certain US nuclear submarine applications.

                       MANAGEMENT'S DISCUSSION
                       -----------------------

Results of Operations
---------------------
Over the past three years, the Company has developed, produced and sold a wide range of uninterruptible power systems.

1998 vs. 1997
-------------
Sales for 1998 decreased $1,023,000 or 22.1% from 1997. This decrease was due to continuing reductions in the sale of foreign imported products. The primary market, traffic signals, for the newly developed digital products is maturing much slower than originally anticipated.
Cost of sales decreased $623,000 or 19.4%.This decrease was due to the decreased sales. Engineering and development increased $22,000 or 6.5% which is not significant. Selling and service increased $162,000 or 21.0%. This increase is due to the hiring of an outside advertising agency as well as attendance at additional tradeshows to showcase the new line of Company products. With the backlog building at year end, it appears this additional marketing effort is beginning to pay off. General and administrative was reduced by $25,000 or 7.7% and interest expenses was increased $4,000 or 3.0%, neither of which is believed to be significant.
The low sales volume is the contributing factor for the Company loss. It is anticipated, however, that sales volume in 1999 will be sufficient for the Company to return to profitability.

1997 vs. 1996
-------------
Sales for 1997 decreased $666,000 or 12.6% from 1996. This decrease was due to continuing reductions in the sale of foreign imported products which, due to production delays, had not yet been replaced with the Company's newly designed digital products.
Cost of sales decreased $885,000 or 21.6% from 1996. This decrease was due to the reduced sales but was substantially offset by higher margins on the newly developed digital lines as well as a stronger United States dollar vs. the Japanese yen. Selling expense decreased $110,000 or 12.5% primarily due to less sales commission on the reduced sales and advertising cost delays on the new line of products. General and Administrative cost decreased $152,000 or 31.9% due to reserves established in 1996 for downsizing the future legal expenses or settlement cost referred to in the lawsuit in Note 7. Engineering cost were reduced by $47,000 or 12.1% as the development of the Company's new product line is being done through a strategic alliance with an affiliate company. Interest expenses was reduced $30,000 or 18.4% due to less borrowing since cash flow was enhanced through inventory reduction.

With the increased margins and cost reductions, the Company reduced its loss from $653,000 in 1996 to $132,000 in 1997 even with the reduced sales revenues.

Liquidity and Capital Requirements
----------------------------------
During the past three fiscal years, funds provided from operations, short-term bank lines of credit and long-term financing through an affiliate Company have been sufficient to fund the CompanyOs needs for working capital. Only minor capital expenditures will be required in 1999. The Company anticipates its growth in 1999 will require an increase in working capital. The Company expects to meet its working capital requirements in 1999 through internally generated funds and expanded short-term lines of credit
During the three-year period ended December 31, 1998, management believes inflation did not have a material adverse effect on the CompanyOs revenues and earnings.

                          STATEMENT OF OPERATIONS
                (Amounts in thousands except per share data)

	                                              Year ended December 31
                                             	1998     	1997	    1996
                                              ----      ----     ----
Sales and other income
  Net sales                                 	$3,601   	$4,624   	$5,290
  Other income			                              	103	       33	       70
                                             ------    ------    ------
	                                             3,704    	4,657    	5,360
Cost and expenses
  Cost of products sold                       2,595     3,218	    4,103
  Engineering and product development           362       340       387
  Selling	                                      935       773       883
  General and administrative	                   299       324       476
  Interest on long-term debt                    	57       	57        57
  Other interest	                                80        76       106
                                              -----     -----     -----
	                                             4,328	    4,788	    6,012
                                              -----     -----     -----
(Loss) before income taxes                     (624)     (131)     (652)
Income tax expense (Note 5)                       1         1         1
                                              ------    -----     -----
Net (loss)	                                   $(625)    $(132)    $(653)
                                              ======    ======    ======

Net (loss) per common share
(Note 1)                                     $(.35)     $(.07)    $(.36)
                                             ======     ======    ======
See notes to financial statements.


                            BALANCE SHEETS
                            --------------

                                                        	December 31
	                                                      1998        	1997
                                                      ------       ------
ASSETS
Current Assets
  Cash	                                              $160,000      $321,000
  Cash restricted (Note 7)	                              -	         300,000
  Notes and accounts receivable,
  less allowance for doubtful accounts
  of $11,000 in 1998 and $14,000 in 1997 (Note 4)	    556,000	      759,000
  Inventories (Notes 1, 2 and 4)                   	1,685,000	    1,442,000
  Prepaid expenses and other assets	                   34,000	       47,000
                                                    ---------     ---------
     Total current assets	                          2,435,000	    2,869,000
Property and equipment  Net (Notes 1 and 3)	          102,000	      107,000
Other assets	                                          67,000        59,000
                                                    ---------      ---------
	                                                 $(2,604,000)  $(3,035,000)
                                                  ============  ============


	                                                       1998	       1997
                                                        ----        ----
LIABLITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Notes payable (Notes 4 and 11)	                   $(750,000)	   $(725,000)
  Accounts payable and accrued expenses (Note 11)    	297,000	      681,000
  Accrued payroll, payroll taxes and amounts
  withheld from employees                              95,000	       98,000
  Customer deposits	                                   26,000	       17,000
                                                     --------     ---------
    Total current liabilities	                      1,168,000	    1,521,000
Convertible subordinated debt (Notes 6 and 11)	     1,150,000	      600,000
Commitments and contingencies (Note 7)	                 -              -
Stockholders' equity (Note 8)
  Cumulative convertible preferred stock, 51/2%,
  par value $5 per share; authorized and
  outstanding, 11,033 in 1998 and 1997	                55,000	       55,000
  Common stock, par value $1 per share, authorized
  3,000,000 shares; issued and outstanding,
  1,807,419in 1998 and 1,804,319 in 1997	           2,509,000	    2,509,000
  Additional paid-in capital	                       5,099,000	    5,099,000
  Accumulated deficit	                             (7,377,000)	  (6,749,000)
                                                   -----------   -----------
                                                     	286,000	      914,000
                                                   -----------   -----------
	                                                 $(2,604,000) 	$(3,035,000)
                                                  ============  ============
See notes to financial statements.

                             STATEMENT OF CASH FLOWS
                             -----------------------
                              (Amounts in thousands)


 	                                                 Year ended December 31

                                          						1998	        1997	        1996
                                               -----         ----         ----
CASH FLOW FROM OPERATING ACTIVITIES:
Net (loss)	                                    $(625)      $(132)      	$(653)
 Adjustments to reconcile net (loss)
 to net cash (used for) provided by
 operating activities:
  Depreciation and amortization	                  26          54           46
  Provision for losses on accounts receivable	    (3)          - 	          8
	Change in assets and liabilities:
		Decrease in cash restricted	                   300           -            -
		Decrease (increase) in accounts receivable	    206        (290)	       (345)
		(Increase) decrease in inventory	             (243)	       466          102
		Decrease (increase) in prepaid expenses	        13          (5)	         19
	 (Increase) decrease in other assets	            (8)	         -	          61
		(Decrease) increase in accounts payable and
			accrued expenses	                            (387)	        86          152
		Increase (decrease) in customer deposits         9          (7)	         (7)
                                               ------       ------       ------
		Net cash (used for) provided by
  operating activities                         	(712)       	172           73


CASH FLOW FROM OPERATING ACTIVITIES:
	Capital expenditures	                           (21)	       (46)        	(10)
	Proceeds from disposal of Division	              -            -          	16
                                               -----        -----        -----
		Net cash (used for) investing activities	      (21)	       (46)	          6


CASH FLOW FROM FINANCING ACTIVITIES:
	Net borrowing(repayments)under line-of-credit	   25	         75         (245)
	Proceeds from issuance of Long-Term Notes	      550          -            -
	Dividends paid	                                  (3)	        (3)	         (3)
                                                -----       -----        -----
		Net cash provided by (used for) financing
  activities                               	     572  	       72         (248)
                                               ------       ------       ------
Net(decrease)increase in cash and cash
equivalents	                                    (161)	       198         (169)
Cash and cash equivalents at beginning of year	  321         123          292
                                               -----        -----       ------
Cash and cash equivalents at end of year	       $160	       $321         $123
                                               ======       =====       ======
See notes to financial statements.

                    STATEMENT OF STOCKHOLDERS' EQUITY
                    ---------------------------------
                        (Amounts in thousands)

	                                  Cumulative
	                                  convertible	         	Additional
	                                  preferred	   Common	   paid-in	   Accumulated
	                                    stock       stock	    capital	   deficit
                                   ----------   ------   ----------  -----------
Balance at December 31, 1995	        $55        $2,509    $5,099     $(5,958)
	Cash dividend on preferred stock
		$.275 per share	                     -          -          -            (3)
	Net loss for year		                   -          -          -          (653)
                                   ----------   ------    ---------  -----------
Balance at December 31, 1996	         55	        2,509	     5,099	    (6,614)
	Cash dividend on preferred stock
		$.275 per share	                    -            -          -          	(3)
	Net loss for year	                   -            -          -        	(132)
                                   ----------   ------    ---------  -----------
Balance at December 31, 1997	         55	        2,509	     5,099	    (6,749)
	Cash dividend on preferred stock
		$.275 per share	                    -            -           -         	(3)
	Net loss for year	                   -            -           -       	(625)
                                   ---------    ------     --------   ----------
Balance at December 31, 1998	        $55       	$2,509    	$5,099	    $(7,377)
                                   =========    ======     =========  ==========
See notes to financial statements.


                        NOTE TO FINANCIAL STATEMENTS
                        ----------------------------
                      December 31, 1998, 1997 and 1996

Note 1- SUMMARY OF ACCOUNTING POLICIES
The Company's operations are in manufacturing of uninterruptible power systems and related products. A summary of the Company's significant accounting policies, consistently applied in the preparation of the financial statements, follows.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and lia-bilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual results could differ from those estimates.

Fair Value:
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate carrying values of such amounts.

Cash Equivalents:
Cash equivalents consist of short-term, highly liquid investments which are readily convertible into cash.

Inventories:
Inventories are stated at the lower of cost (including direct materials, direct labor and manufacturing overhead) or market on the first-in, first-out basis.
Obsolete and possible excess quantities are reduced to their estimated net realizable values in the period such obsolescence is determined.

Property and Equipment:
Property and equipment are carried at cost less accumulated depreciation.
Improvements to leased property are amortized over the term of the lease.
Depreciation is provided on a straight-line basis over estimated useful lives from 3 to 20 years.

(Loss) Per Common Share:
(Loss) per common share is based upon the weighted average number of common shares outstanding during each period (1,807,419 in 1998 and 1,807,319 in 1997 and 1996) after giving effect to dividend requirements on the preferred stock.
No effect is given to stock options, as the impact would be anti-dilutive.

New Accounting Pronouncement:
The Company has adopted Statement of Financial Accounting Standard No. 130,
"Reporting Comprehensive Income" and 131, "Segment Financial Disclosures" during the current year. The adoption of these standards did not have a material effect on the accompanying financial statements.

Note 2-INVENTORIES:
Inventories were composed of the following amounts as of December 31,

                                                     	1998        	1997
                                                     -----        -----
Finished goods	                                   $1,625,000	   $1,510,000
Work-in-progress	                                  1,060,000	      932,000
                                                  ----------    ----------
                                                 	$1,685,000	   $1,442,000
                                                  ==========    ==========


Note 3-PROPERTY AND EQUIPMENT:
Property and equipment were composed of the following amounts as of December 31,

                                                      1998         	1997
                                                     ------        ------
Machinery and equipment	                          $1,392,000	    $1,374,000
Dies, jigs and fixtures	                              31,000	        31,000
Leasehold improvements	                               71,000	        68,000
                                                  ----------     ----------
	                                                 	1,494,000	     1,473,000
Less accumulated depreciation
	and amortization	                                 1,392,000	     1,366,000
                                                  ----------     ----------
                                                		$  102,000	    $  107,000
                                                  ==========     ==========

Note 4 - NOTES PAYABLE:
At December 31, 1998 and 1997, the Company had a short-term borrowing agreement with a bank. At December 31, 1998 and 1997, the Company also had short-term notes for $400,000 and $325,000, respectively, with an affiliate company bearing an interest rate of 10.75% per annum. The borrowing with the bank was collateralized by essentially all the assets of the Company. The short-term notes are collateralized by a second position on the same assets. The bank agreement requires the maintenance of certain ratios pertaining to wotking capital and debt to equity. It is to be evaluated for renewal on May 1, 1999.
A comparison of information with respect to notes payable to the financial institutions at December 31, is as follows:


                                                  		  	1998        	1997
                                                      ------       ------
Line of credit subject to
	collateral available	                               $750,000	   $750,000
Outstanding loans	                                    350,000	    400,000
Unused credit available	                                8,000	    145,000
Interest rate prime plus	                                2.5%	       2.5%
Average interest rate at 12/31	                        10.25%	     11.00%
Average during the year
	Short-term borrowings	                              $386,000	   $382,000
	Weighted average interest rate	                        10.50%	    11.00%
	Maximum month end short-term
		borrowing during the year	                         $460,000	   $400,000


Note 5 - TAXES ON INCOME
As of December 31, 1998 and 1997, the Company has total deferred tax liabilities of $0.00 and $31,000 and total deferred tax assets of $1,031,000 and $666,000, respectively. The Company has recorded a valuation allowance for the amount by which total deferred tax assets exceed total deferred tax liabilities, and as a result, the Company has not recorded any liability or asset for deferred taxes as of December 31, 1998 or 1997. Significant components of the Company's deferred tax assets and liabilities as of December 31,1998 and 1997 are as follows:

	                                                        	1998	      1997
                                                         ------     ------
Deferred tax assets
	Allowance for doubtful accounts	                       $5,000      $6,000
	Inventory reserve	                                      6,000	      8,000
	Accrued legal fees	                                    10,000	     70,000
	Tax credit carryforward	                               82,000     	82,000
	Net operating loss carryforward	                      900,000	    500,000
	Inventory adjustment	                                  28,000	       -
                                                       -------     -------
                                                     1,031,000    	666,000
	Valuation allowance	                                1,031,000	    635,000
                                                     ---------     -------
                                                         -          31,000
Deferred tax liabilities
	Inventory adjustments	                                  -        	(31,000)
                                                     ---------     --------
	                                                        -        	(31,000)
                                                     ---------     ---------
		                                                  $    -         $   -
                                                    ==========     =========
The federal regular and alternative minimum tax net operating loss carryforwards totaling $2,417,000 and $2,116,000, respectively, expire at various dates from
2003 to 2018. The tax credit carryforwards expire in 1999 through 2001.

Note 6 - CONVERTIBLE SUBORDINATED DEBT
Convertible subordinated debt at December 31, consists of the following:

                                                      		1998	      1997
                                                       ------     ------
91/2% convertible subordinated notes
	due October 17, 2000 and
	convertible into common stock at
	$1.00 per share	                                     $600,000	  $600,000
9% convertible subordinated notes
	due January 15, 2000	                                $550,000	      -

The convertible subordinated debt is generally subordinated to notes payable and indebtedness to financial institutions now outstanding or subsequently incurred. The maker of the 9% note has the right, at any time prior to June 30, 1999, to require the holder to exchange the note for 55,000 shares of Preferred
Stock of the Maker. The Company is requesting shareholder permission to amend its Articles of Incorporation to include authorization of a new 6% cumulative
Preferred Stock. The Board of Directors of the Company has already approved the option of the Company which requires the holder to exchange this note for the new class of Preferred Stock as soon as approval is obtained from the shareholders.

Note 7 - COMMITMENTS AND CONTIGENCIES
Aggregate rental commitments under operating leases at December 31, 1998 for property are as follows: $92,000 (1999) and $55,000 (2000).
The total rental expense under all leases was $82,000 for all three years, 1998, 1997 and 1996.
The Company was engaged in a lawsuit which dated back to 1990. In May 1993, a jury awarded the persons filing the suit net damages of approximately $265,000 against the Company. Upon filing an appeal, the Company provided a supersedeous bond secured by a $300,000 certificate of deposit which was classified as cash restricted on the balance sheet for 1997.
After several years of court reviews, hearings and rehearings, the case was finally settled during 1998 for $55,000. Reserves for this settlement were established in prior years and after paying the $55,000 settlement cost, the remaining amount of cash - restricted was returned to the Company's working capital.

Note 8 - Stockholders' Equity
The 51/2% cumulative convertible preferred stock may be redeemed in whole or in part by the Company upon not less than 30 days notice, at $5.50 a share, plus accrued dividends to the date of redemption. The preferred stock is convertible on a basis of 1.15 shares of common stock for each share of preferred stock.
During 1998 and 1997, there were no shares of preferred stock converted to common stock. As of December 31, 1998, 12,688 shares of common stock were reserved for conversion of preferred stock. The Company also has reserved
600,000 shares of common stock for conversion of the 91/2% convertible subordinated notes.
In the event of liquidation, the holders of the preferred stock have preferential rights to the Company's assets.
The Company has two Employee Incentive Stock Option Plans which were adopted in
1984 and 1996. Under the 1984 and 1996 plans, the Company has reserved 26,000 and 100,000 shares of common stock for purchase by officers and key employees.
At December 31, 1998, under the 1984 plan, 26,000 shares are both outstanding and exercisable at $1.00 per share. At December 31, 1998 under the 1996 plan, 20,000 shares are outstanding at $1.00 per share and 5,000 shares are exerci-sable. Grants under both plans are made by a committee consisting of two members of the Board of Directors.Exercise price of options may not be less than the fair market value of the common stock at the time of grant. The options are exercisable in annual installments, commencing one year after the date of grant and expiring five years after the date of grant.
In addition, the Company had reserved 40,000 shares of common stock for purchase by its Executive Vice President under a non-qualified stock option plan at $1.00 per share. The option is immediately exercisable and expires five years after date of grant.
The Company adopted FASB Statement No. 123, "Accounting for Stock-Based
Compensation", effective for 1996. Under this pronouncement, the Company has elected to follow Accounting principles Board Opinion No. 25," Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock option equals the market price of the underlying stock on the date of grant, no compensa-tion expense is recognized.
Pro forma information regarding net income and earnings per share as required by Statement 123 has not been presented as the amounts are immaterial.

Note 9 -  STATEMENT OF CASH FLOW
Supplemental disclosures of cash flows information:

Cash paid during
the year for:                                  1998	    1997	      1996
-----------------                             -----    ------     ------
   Interest	                                  $137,000 	$133,000   $163,000
   Income taxes	                              $  1,000  $  1,000   $  1,000


Note 10 - Significant Customer
Sales, as a percent of total sales, to the Company's largest customer was 38% in both 1998 and 1997.

Note 11 - RELATED PARTY TRANSACTIONS
The Company's Chairman of the Board and a major shareholder is the President, Director and a principal shareholder of Addmaster Corporation. During 1998, 1997 and 1996, the Company and Addmaster engaged in the transactions as summarized below:

 a:The Company sold Addmaster nonrecourse rights to receive royalties under a royalty agreement with an unrelated party for $130,000 in 1997 and $387,000 in 1996. At December 31, 1998, Addmaster has been fully paid by the unrelated party.

 b:During 1996 and 1997, Addmaster loaned the Company $325,000 and $75,000, respectively under two separate 103/4% secured promissory notes. The loans are secured by a second position to a bank on all the assets of the Company and are due on April 16, 1999.

 c:The Company purchased inventory items from Addmaster amounting to $603,000 in 1998 and $544,000 in 1997.

 d:During 1995 and 1998, Addmaster loaned the Company $400,000 and $550,000, respectively. The $400,000 in 1995 was in exchange for $400,000 91/2%
   convertible subordinated debentures due October 2000. The $550,000 in 1998 was in exchange for a $550,000 9% convertible subordinated note due January
   31, 2000.

Amounts due to Addmaster at December 31, are included in the following balance sheet accounts:

		                                                      1998	      1997
                                                       ------     ------
Notes payable		                                       $400,000  	$325,000
Accounts payable and accrued
expenses		                                            $123,000	  $227,000
Convertible subordinated debt		                       $950,000	  $400,000


S.E.C. Form 10-K Available
--------------------------
Copies of the CompanyOs annual report on Form 10-K filed with Securities and
Exchange Commission are available to stockholders, without charge, by written request addressed to the Secretary of the Company.


MARKET INFORMATION
------------------
As of December 31, 1998 there were approximately 1,700 shareholders of the
Company's Common Stock. The Common Stock is traded on the Pacific Stock Exchange and the prices listed below reflect actual sales.

                                               	 1998	            1997
                                              ----------------------------
	                                             High  	Low	       High 	Low
                                              ----------       ----------
1st Quarter                                  	13/16 	5/8        7/8	  5/8
2nd Quarter	                                   7/8	 11/16	      3/4	  1/2
3rd Quarter	                                  13/16	 1/2	       3/4	  1/2
4th Quarter	                                    1	   3/8	       3/4	 11/16


                REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                --------------------------------------------------

Board of Directors and Stockholders
Clary Corporation

We have audited the accompanying balance sheets of Clary Corporation (a Califor-nia corporation) as of December 31, 1998 and 1997, and the related statements of operations, stockholdersO equity, and cash flows for the two years then ended.
These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstate-ment. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clary Corporation as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.



Certified Public Accountants
Santa Monica, California
February 11, 1999

                          SELECTED FINANCIAL INFORMATION
                          ------------------------------
                (Amounts in thousands excepts for per share data)

	                                                   5 Year Summary
                                           ------------------------------------
Operating Results	                         1998    1997	  1996	   1995	   1994
-------------------------------------------------------------------------------
Sales and other revenues	                $3,704  $4,657 	$5,360  $6,401	 $7,992
(Loss) earnings before income taxes	     $ (624) $ (131} $ (652) $ (189) $ (392)
Provision for income taxes	                   1      	1	      1	      1	      1
                                         ------  ------  ------  ------  -------
Net (loss)	                              $ (625) $ (132) $ (653) $ (190) $ (393)
                                         ------  ------- ------- ------  -------
Net (loss) earnings per common share	    $(.35)	 $(.07)	 $(.36)	 $(.11)	 $(.22)
                                         ======  ======  ======  ======  =======

Balance Sheet Highlights
------------------------
Assets
	Current assets	                        $2,435	  $2,869	 $2,842	 $3,501	 $3,693
	Property and equipment (net)	             102	     107	    115	    151	    182
	Other assets	                              67	      59	     59    	120	    146
                                        ------   ------  ------  ------  -------
		Total assets	                         $2,604	  $3,035	  $3,016	 $3,772	$4,021
                                        ======   ======   ======  ====== =======

Liabilities and Equity
	Current liabilities                   	$1,168	  $1,522	  $1,367	 $1,467 $2,123
	Convertible subordinated debt	          1,150	     600     	600	    600	    -
	Equity	                                   286     	914	   1,049	  1,705	 1,898
                                       -------   ------   ------  ------  ------
		Total liabilities and equity	         $2,604	  $3,035	  $3,016	 $3,772	 $4,021
                                       =======   ======   ======  ======  ======
	Working capital	                       $1,267	  $1,347	  $1,475	 $2,034	 $1,570
                                       =======   ======   ======  ======  ======
See footnotes 1 and 9 to financial statements.

OFFICERS
John G. Clary
Chairman of the Board, President and C.E.O.
Richard W. Henson
President and C.O.O.
Donald G. Ash
Treasurer and Assistant Secretary
John J. Guerin
Secretary
BOARD OF DIRECTORS
John G. Clary*
President, Addmaster Corporation
Donald G. Ash*
John P. Clary*
Vice-President, Addmaster Corporation
Hugh L. Clary**
Vice-President, Addmaster Corporation
Russell T. Gilbert**
Retired Founder, President and C.E.O.
Cimco, Inc.
John J. Guerin*
Attorney at Law
Richard W. Henson
President and C.O.O.
**Members of the Executive Committee
**Members of the Audit Committee
REGISTRAR AND TRANSFER AGENT
U.S. Stock Transfer Corporation, Glendale, California
LEGAL COUNSEL
OOMelveny & Myers, Los Angeles, California
AUDITORS
Stonefield Josephson, Inc.
Santa Monica, California
OFFICES
1960 South Walker Avenue
Monrovia, California 91016
Phone (626) 359-4486
Fax (626) 305-0254
LISTING
Pacific Stock Exchange
Symbol: CLY TT

Annual Meeting
--------------
The Annual Meeting of the Shareholders of the Company will be held at the
Company's offices, 1960 South Walker Avenue, Monrovia, California on Thursday,
May 20, 1999 at 3:00 oOclock p.m. Pacific Daylight Time.

Dividend Information
--------------------
The Company has not paid a dividend on its Common Stock in recent years.
The Company has paid quarterly dividends at the annual rate of $.275 per share on its Preferred Stock; the minimum rate these shareholders are entitled to on a cumulative basis.
